SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1      Translation of letter to the Argentine Securities Commission (Comisión Nacional de Valores) dated August 10, 2026.

Buenos Aires, August 10, 2026.

COMISIÓN NACIONAL DE VALORES (“CNV”)

25 de Mayo 175

Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A. (“ByMA”)

Sarmiento 299

Buenos Aires

A3 MERCADOS S.A. (“A3 Mercados”)

Maipú 1210

Buenos Aires

Ref.: Material Event – sale of YPF’s shares in MetroGAS S.A. and MetroENERGÍA S.A.

Ladies and Gentlemen,

We are writing to you in order to comply with the CNV Rules and the corresponding regulations of ByMA and A3 Mercados.

YPF S.A. (“YPF”) conducted a competitive process for the sale of its shareholding interest in MetroGAS S.A. (“MetroGAS”) and MetroENERGÍA S.A. (“MetroENERGÍA”).

As a result of such process, and having evaluated the offers received, we hereby inform that on August 10, 2026, YPF accepted the offer submitted on that same date by Empresa Distribuidora y Comercializadora Norte S.A. (“EDENOR”) (the “Offer”) for the purchase of: (i) 70% of YPF’s share capital and voting rights in MetroGAS, consisting of 290,277,316 registered, non-endorsable Class A shares with a nominal value of AR$1 (one Argentine peso) each and entitled to one vote per share, and 108,142,529 registered, non-endorsable Class B shares with a nominal value of AR$1 (one Argentine peso) each and entitled to one vote per share; and (ii) 5% of YPF’s share capital and voting rights in MetroENERGÍA, consisting of 11,500 registered, non-endorsable Class A shares with a nominal value of AR$1 (one Argentine peso) each and entitled to one vote per share (the “Transaction”). The purchase price for the Transaction amounts to U.S. dollars seven hundred eighty million (US$780 million) and, as a result thereof, YPF will divest its entire shareholding interest in MetroGAS and MetroENERGÍA.

Moreover, the closing of the Transaction is subject to the fulfillment of the conditions precedent set forth in the Offer, including, among others, the applicable regulatory approvals, including the approval of the Ente Nacional Regulador del Gas y la Electricidad (ENRGE).

Sincerely,

Margarita Chun

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: August 10, 2026	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer